Biodexa Pharmaceuticals Plc

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

December 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Doris Stacey Gama

Re:	Biodexa Pharmaceuticals Plc (the “Company”) Registration Statement on Form F-1 (File No. 333-274895) Originally Filed October 6, 2023

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the Securities and Exchange Commission accelerates the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declares the Registration Statement effective as of 5:30 p.m. Eastern Time, on December 18, 2023, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Jason S. McCaffrey at (617) 348-4416 of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, and we request that such effectiveness also be confirmed in writing.

Very truly yours,

BIODEXA PHARMACEUTICALS PLC

By:	/s/ Stephen Stamp
	Name:	Stephen Stamp
	Title:	Chief Executive Officer & Chief Financial Officer

cc:	Jason S. McCaffrey, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.